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10028099

UNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee	Florida	32303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell 850-386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co.
(Name – *if individual, state last, first, middle name*)

2606 Centennial Place	Tallahassee	Florida	32308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

NANCY M. WADDILL
MY COMMISSION EXPIRES
March 17, 2012
#DD 752081
Bonded thru Troy Fain Insurance
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. - Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Not applicable - there are none.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- * ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not required.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Not applicable - exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii).

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Information:	
Computation of Net Capital, Basic Net Capital Requirement, and Aggregate Indebtedness	8
Reconciliation between Audited and Unaudited Net Capital	9
Supplemental Report	10

JAMES D. A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

INDEPENDENT AUDITORS' REPORT

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D.A. Holley + Co.

February 26, 2010

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash	$ 31,781
Commissions receivable	25,992
Other receivables	74,976
Investments	5,947
Prepaid insurance	4,100
Property and equipment	63,648
Cash value of life insurance	40,994
Deferred taxes	181,605
	$ 429,043

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 15,788
Settlement payable	109,903
	125,691
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Capital paid in excess of par value	361,900
Retained earnings (deficit)	(58,648)
	303,352
	$ 429,043

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2009

Income:	
Commissions	$ 431,753
Interest and dividends	2,480
Gain on investments	1,604
	435,837
Expenses:	
Salaries and commissions	159,420
Payroll taxes and employee benefits	33,254
Occupancy	43,188
Insurance	27,797
Office	17,696
Telephone	16,781
Securities news services	4,005
Professional fees	54,027
Equipment rental and maintenance	9,628
Fees and licenses	8,346
Settlement	125,000
Other expenses	1,165
	500,307
Net loss	$ (64,470)

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2009

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2009	$ 100	$ 361,900	$ 5,822
Net loss			(64,470)
Balance, December 31, 2010	$ 100	$ 361,900	$ (58,648)

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (64,470)
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on investments	(1,604)
Depreciation	5,734
Increase in receivables	(14,908)
Increase in prepaid insurance	(700)
Increase in payables	81,951
Net cash provided by operating activities	6,003
Cash flows from investing activities:	
Sale of securities	9,131
Investment in cash value of life policy	(2,429)
Purchase of equipment	(2,745)
Net cash provided by investing activities	3,957
Increase in cash and cash equivalents	9,960
Cash and cash equivalents at beginning of year	21,821
Cash and cash equivalents at end of year	$ 31,781

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a registered securities dealer. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in a bank checking account and in the client interest program of its clearing agent, Raymond James & Associates.

Commissions Receivable

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for bad debts has not been established because they were all current and collected after year end.

Investments

Investments in marketable securities are carried at market value. Gains and losses on securities are accounted for by the specific identification method.

Property and Equipment

Property and equipment originally purchased for $206,752 consists of office furniture and equipment, and security equipment. It is depreciated by the straight-line method over the estimated useful lives of the assets, ranging from 3-20 years. Depreciation expense was $5,734 for the year and accumulated depreciation totaled $143,104 as of year end.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through February 26, 2010 which is the date the financial statements were available to be issued.

2. INVESTMENTS

Investments consist of equity securities with a cost basis of $3,301 and market value of $5,947. The net gain on investments for the year is $1,604.

3. INCOME TAXES

The Company has net operating losses totaling approximately $818,000 from the years 2000 - 2002, 2004, 2005, and 2007 - 2009. These losses can be carried forward to offset future taxable income through 2029. The estimated deferred tax asset for these net operating loss carryforwards is $181,605. No additional provision for deferred taxes was made for the net operating losses since 2007. The size of the losses, current market conditions, and anticipated tax law changes make the estimated tax benefit subject to change.

4. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2009 for rent. At year end, other receivables of $74,976 are owed by Mowell Financial Group, N.A. for office support incurred in 2005 and 2006. Other operating costs of each company are sustained by the business incurring the expense.

5. CONTINGENCIES

The Company is periodically subject to claims that arise in the ordinary course of business. Although the Company has no outstanding claims, the following are legal actions that the Company has settled over the past year.

As reported last year, the claim from the Alabama Securities Commission which alleged that the Company effected securities transactions with a resident of the State of Alabama without being properly registered in Alabama as a securities broker-dealer was settled. The Company was assessed 5% of its quarterly gross commissions earned as reflected on the FOCUS Report until the entire settlement of $125,000 is paid in full. A debt agreement is also in force which allows the Company to exclude the liability it its calculation of net capital. The balance at December 31, 2009 was $109,903.

Also as previously reported, an arbitration case was filed in August 2007 with FINRA alleging that the Company failed to file sufficient disclosures regarding the circumstances surrounding the resignation, in 1999, of a former employee. The case settled on February 22, 2010. However, the settlement is contingent upon the outcome of a separate arbitration lawsuit. If this action is not successful, the claimants may re-file the original case. In that event, Management will to continue to vigorously defend and contest the claims, and expects to prevail.

MOWELL FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2009

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$303,352
Deduct ownership equity not allowable for net capital	
Total ownership equity qualified for net capital	303,352
Additions:	
Liabilities subordinated to claims of general creditors allowable In computation of net capital	109,903
Deductions:	
Total nonallowable assets	324,329
Net capital before haircuts on securities positions	88,926
Haircuts on securities	892
Net capital	$ 88,034

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 88,034
Minimum net capital required	$ 1,053	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		5,000
Excess net capital		$ 83,034
Excess net capital at 1,000%		$ 86,455

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 15,788
Percent of aggregate indebtedness to net capital	18%

MOWELL FINANCIAL GROUP, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2009

Net capital - unaudited Form X-17A-5, Part IIA	$ 84,633
Reconciling items - year end adjustments:	
Decrease in accounts payable	3,401
Net capital - audited	$ 88,034

SUPPLEMENTAL REPORT

In planning and performing our audit of the financial statements of Mowell Financial Group, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Mowell Financial Group, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we considered to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, the Financial Industry Regulatory Authority, and the Securities and Exchange Commission and is not intended to be used and should not be used by anyone other than these specified parties.

James D.A. Holley & Co.

February 26, 2010

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2009